EXHIBIT 99.1

                                                                  [EMBRAER LOGO]

news release
www.embraer.com



EMBRAER REPORTS FIRST QUARTER DELIVERIES AND TOTAL COMPANY BACKLOG

Sao Jose dos Campos, April 23, 2003 - Embraer (Bovespa: EMBR3 and EMBR4; NYSE:
ERJ) today announced the first quarter 2003 jet deliveries and backlog for its Airline, Corporate Jet & Governmental Transportation markets.

The deliveries by segment were as follows:


   -------------------------------------------------------------------
             Deliveries by Segment              1st Quarter 2003
   -------------------------------------------------------------------

   Airline Market
       ERJ 135                                          3
       ERJ 140                                          4
       ERJ 145                                         15
   Total Airline Market                                22

   Corporate Jet Market
       Legacy Executive                                 -
       Legacy Shuttle                                   1
   Total Corporate Jet Market                           1

   Defense (*)
       Legacy Executive                                 -
       EMB135 / 145                                     -
   Total Defense                                        -

   Total                                               23
   -------------------------------------------------------------------

       (*) Includes only deliveries for governmental transportation.


Embraer's firm order backlog as of March 31, 2003 was US$ 7.9 billion. As of the same date, backlog including options reached US$ 19.2 billion.

The above-mentioned backlog does not include the sales already announced to Jet Airways and LOT.

                                                                  [EMBRAER LOGO]

news release
www.embraer.com


On April 18th the contract between LOT and Embraer for 10 EMBRAER 170s, plus 11 additional aircraft on option was signed, however the net impact on the firm order backlog will amount to six aircraft only, since four will be leased from GE Capital Aviation Services ("GECAS"). These four aircraft already appear in the current order book under the agreement with GECAS.

The agreement with Jet Airways involving a firm order for 10 EMBRAER 175, plus 10 additional aircraft on option, is still being negotiated, therefore any adjustment regarding delivery dates will not affect Embraer delivery forecast.

Thus, Embraer maintains its current delivery forecast of 132 aircraft for 2003 and 136 aircraft for 2004. The above-mentioned forecast already includes the delivery rescheduling for ExpressJet and the contractual renegotiation with SWISS.

Embraer's firm order backlog as of March 31, 2003 broken down by product was as follows:

--------------------------------------------------------------------------------

       Product                Firm Orders    Options    Deliveries   Firm Order
                                                                       Backlog
--------------------------------------------------------------------------------
Airline Market
    ERJ 135                       122           6           94           28
    ERJ 140                       174          45           62          112
    ERJ 145                       583         301          489           94
    EMBRAER 170                    73          96            -           73
    EMBRAER 195                    15          32            -           15
Total Airline Market              967         480          645          322

Corporate Jet Market
    Legacy Executive               40          36            7           33
    Legacy Shuttle                 25          50            2           23
    EMB 135 / 145                   9           6            7            2
Total Corporate Jet Market         74          92           16           58

Defense
   Legacy Executive                 1           1            1            -
   EMB 135 / 145                    4           -            4            -
Total Defense (*)                   5           1            5            -

Total                           1,046         573          666          380
--------------------------------------------------------------------------------

(*) Includes only backlog and deliveries for governmental transportation.



                                                                  [EMBRAER LOGO]

news release
www.embraer.com


General Information
-------------------

Embraer is one of the world's leading aircraft manufacturers with a global customer base. Embraer is headquartered in Sao Jose dos Campos, state of Sao
Paulo, with regional offices in the United States, Europe and Asia, customer service centers in Australia, France and the United States, and a total workforce of 12,407 people as of March 31, 2003. Embraer was Brazil's largest exporter from 1999 to 2001 and second largest in 2002. As of March 31, 2003
Embraer's firm order backlog totaled US$ 7.9 billion and the total backlog, including options, equaled US$ 19.2 billion.

Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global airline, defense and (more recently) corporate markets.

IR Contacts
-----------

Anna Cecilia Bettencourt
Gustavo Poppe
Milene Petrelluzzi
Paulo Ferreira
Phone: 55 (12) 3927 1216
Fax 55 (12) 3922 6070
e-mail: mercapit@embraer.com.br



--------------------------------------------------------------------------------
  This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.
  The words "believe", "may", "is able", "will be able", "intend",
  "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as
  Company expectations.
--------------------------------------------------------------------------------

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


Press                 Headquarters                         North America                  Europe, Middle East
offices                                                                                   and Africa
                      Rosana Dias:                         Doug Oliver:
                      rosana.dias@embraer.com.br           doliver@embraer.com            Stephane Guilbaud:
                      Cell: +55 12 9724-4929               Phone: +1 954 359 3414         sguilbaud@embraer.fr
                      Phone: +55 12 3927 1311              Cell: +1 954 232 9560          Phone: +33 (0) 1 49 38 44 55
                      Fax: +55 12 3927 2411                Fax: +1 954 359 4755           Cell. +33 (0) 6 75 22 85 19
                                                                                          Fax: +33 (0) 1 49 38 44 56
                                                           Andrea Bottcher:
                                                           abottcher@embraer.com          Catherine Fracchia
                                                           Phone: +1 954 359 3432         cfracchia@embraer.fr
                                                           Cell: +1 954 439 1830          Phone: +33 (0) 1 49 38 45 30